Mail Stop 3561

							October 19, 2005

Bernard L. Brodkorb
President
ISA International, Inc.
2560 Rice Street
St. Paul, MN  55113

RE:	ISA International, Inc.
	Item 4.01 Form 8-K filed October 19, 2005
            File No. 1-16423

Dear Mr. Brodkorb:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please revise to state if there were any disagreements with the former accountants for either of the two most recent fiscal years or the subsequent interim period through the date of resignation. It is suggested you use the date of resignation or state the actual date of
October 13, 2005. In this regard it is noted that if you use terminology such as "through the date of this report," that it may not be accurate since you have dated your report October 19, 2005 rather than October 13, 2005. Please revise.
2. You state near the end of your disclosure that you are including a letter from Stonefield Josephson confirming their resignation. Please note that the letter was not filed as an exhibit and that it is not the proper letter. You are required to include a letter stating whether or not your former accountants agree with the disclosures in the filing. Please revise to file the letter required by Item 304(a)(3) of Regulation S-B.



Bernard L. Brodkorb
ISA International, Inc.
October 19, 2005
Page 2

3. In a letter dated August 26, 2005 we cited certain comments related to your prior Item 4 Form 8-K filed August 5, 2004. You may want to respond to the comments relating to the change in accountants and file the Form 8-K/A we requested separately from responding to the Form 10-KSB comments. Please tell us the status of responding to the change in accountants comments in our August 26, 2005 comment letter to you.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides the representations
requested
above.  Please file the cover letter as correspondence on our
EDGAR
system.   Any questions regarding the above should be directed to
Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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